UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

KSW, INC.

(Name of Subject Company)

KSW, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

48268 R106

(CUSIP Number of Class of Securities)

Floyd Warkol

Chief Executive Officer

KSW, Inc.

37-16 23rd Street

Long Island City, New York 11101

(718) 361-6500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Robb L. Tretter, Esq.

Adam M. Adler, Esq.

Bracewell & Giuliani LLP

1251 Avenue of the Americas

New York, New York 10020

(212) 508-6100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is KSW, Inc., a Delaware corporation (“KSW” or the “Company”). The Company’s principal executive offices are located at 37-16 23rd Street, Long Island City, New York. The Company’s telephone number at this address is (718) 361-6500.

Securities

The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”). As of the close of business on September 12, 2012, there were 6,386,625 shares of Company Common Stock issued and outstanding and 52,700 issued shares held by the Company in its treasury.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of KSW, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above.

Offer

This Statement relates to the cash tender offer by Kool Acquisitions Corporation, a Delaware Corporation (the “Purchaser”), and wholly-owned subsidiary of Kool Acquisition LLC, a Delaware limited liability company (“Parent”), as disclosed in the Tender Offer Statement on Schedule TO, dated September 12, 2012 (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser, with the Securities and Exchange Commission (the “SEC”), to purchase all of the issued and outstanding shares of Company Common Stock at a purchase price of $5.00 per share (the “Per Share Amount”), net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 12, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 7, 2012, among Parent, the Purchaser, the Company and, solely with respect to Section 9.12 thereof, The Related Companies, L.P., a Delaware limited partnership (the “Parent Guarantor”) (as amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides that, among other things, on the date of, and following the completion of the Offer, and subject to the satisfaction or waiver of certain conditions, the Purchaser will merge with and into the Company (the “Merger”) in accordance with the Delaware General Corporation Law (the “DGCL”). Following the effective time of the Merger (the “Effective Time”), the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of Parent. As a result of the Merger, at the Effective Time, each issued and outstanding share of Company Common Stock (other than shares owned by (i) KSW, Parent, the Purchaser or any subsidiary of KSW or Parent, including the Purchaser, and (ii) shares of Company Common Stock held by stockholders who have perfected their statutory dissenters rights of appraisal under Section 262 of the DGCL with respect to such shares) will be automatically converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to the Per Share Amount or any greater per share price paid in the Offer.

As set forth in the Schedule TO, the address of the principal executive offices of Parent, Parent Guarantor and the Purchaser is 60 Columbus Circle, New York, New York 10023, and their telephone number is (212) 801-1100.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Statement or in the Information Statement attached to this Statement as Annex II and incorporated herein by reference (the “Information Statement”), or as otherwise incorporated by reference herein, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, the Parent Guarantor, the Purchaser, or any of their respective executive officers, directors or affiliates, on the other hand. The Information Statement is being furnished to the stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the Purchaser’s right, pursuant to the Merger Agreement, to designate persons to the board of directors of the Company (the “Company Board”) following the Purchaser’s acceptance for payment of the shares of Company Common Stock tendered in the Offer.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Parent

The Parent Guarantor and the Company have had an ongoing business relationship over the past several years. Since September 2010, the Company has received ordinary course payments totaling approximately $14.3 million from Parent Guarantor in respect of its work on four of the Parent Guarantor’s projects, of which $14.1 million relates to a single project on 42nd Street and 10th Avenue in New York, New York. Recently, the Parent Guarantor hired the Company to furnish and install the heating, ventilation and air conditioning systems in the Parent Guarantor’s West 30th Street project in New York, New York, for which engagement the Company expects to receive approximately $9.8 million over the life of the contract.

Merger Agreement

On September 7, 2012, the Company, Parent, the Parent Guarantor and the Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, the Purchaser or any of their respective subsidiaries or affiliates.

The Merger Agreement contains representations and warranties of the Company, Parent and the Purchaser made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the Company, Parent and the Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for purposes of allocating risk among the Company, Parent and the Purchaser rather than establishing matters as facts.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, Floyd Warkol, who holds approximately 10% of the outstanding stock of the Company and is the Chief Executive Officer of the Company, has entered into a Tender and Support Agreement (the “Stockholder Tender Agreement”) with Parent and Purchaser. Pursuant to the terms of the Stockholder Tender Agreement, Mr. Warkol has agreed to, among other things, tender his shares of Company Common Stock subject to the Stockholder Tender Agreement in the Offer, and comply with certain restrictions on the disposition of such shares, subject to the conditions of such agreement. The Stockholder Tender Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the form of Stockholder Tender Agreement, which is substantially as filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

The Company’s executive officers and the members of the Company Board may be deemed to have certain interests in the Merger, which may be different from or in addition to those of KSW’s stockholders generally. These interests may create potential conflicts of interest. The Company’s Board was aware of those interests and considered them, among other matters, in reaching its decision to adopt the Merger Agreement and approve the Merger.

Cash Payable for Outstanding Shares Pursuant to the Offer

Certain of our executive officers and directors hold shares of Company Common Stock that were purchased or issued following the vesting of equity awards granted by the Company. These shares will be treated in the same manner as outstanding shares of Company Common Stock held by the Company’s other stockholders. As of September 5, 2012, the Company’s executive officers and directors and their affiliates, as a group, owned a total of 687,590 shares of Company Common Stock, excluding shares issuable upon the exercise of stock options. If the Offer and Merger are completed, the Company’s executive officers and directors and their affiliates, as a group, would receive a total amount of cash estimated at $3,542,083.42, without interest and less any required withholding taxes.

Company Stock Options

The Merger Agreement provides that, immediately prior to the Acceptance Date, each unexercised Company Stock Option (as defined in the Merger Agreement and referred to herein as an “Option,” and collectively, the “Options”), whether vested or unvested, that is outstanding immediately prior to the Acceptance Date, will be cancelled and converted automatically into the right to receive from the Company a payment in cash equal to the product of (a) the excess, if any, of the Per Share Amount over the applicable exercise price of such Option multiplied by (b) the number of shares of Company Common Stock subject to such Option immediately prior to the Acceptance Date (assuming full vesting of such Option), less all applicable deductions and withholdings required by law (such amount, the “Option Spread Value”). The Merger Agreement further provides that if the exercise price per Share is equal to or greater than the Per Share Amount, such Option will be cancelled without any cash payment being made in respect thereof. The Option Spread Value will be paid to each holder of an Option as promptly as reasonably practicable after the Acceptance Date (but in any event within five days of the Acceptance Date).

The table below sets forth information regarding the Options held by the Company’s directors and executive officers as of June 30, 2012 that would be converted immediately prior to the Acceptance Date into the right to receive the Option Spread Value or cancelled in accordance with the terms of the Merger Agreement, as applicable.

Name	Number of Shares	Weighted Average Exercise Price per Share	Gross Option Spread Value[1]
Warren O. Kogan	20,000	$6.95	—
John Cavanagh	7,001	$1.58	$23,943.42
Richard W. Lucas	22,000	$3.06	$42,690
Vincent Terraferma	15,000	$3.75	$18,750
James F. Oliviero	15,000	$3.75	$18,750

Director Compensation

The Company pays its non-employee directors an annual fee of $20,000, an attendance fee of $1,000 per Board of Directors meeting, except for the attendance at the meeting held in conjunction with the annual meeting of stockholders, and $500 per committee meeting if not held in conjunction with a Board of Directors meeting. The following is the Director Compensation Table for the year ended December 31, 2011:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($) (1)	Total ($)
STANLEY KREITMAN	23,000	—	—	—	—	23,000
EDWARD T. LAGRASSA	23,000	—	—	—	—	23,000
JOHN A. CAVANAGH	23,000	—	—	—	—	23,000
WARREN O. KOGAN	23,000	—	—	—	—	23,000

1)	Amounts included above under the caption “all other compensation” represent the exercise of stock options by directors during the year. The value realized equals the difference between the option exercise price and the fair value of the Company Common Stock on the date of exercise, multiplied by the number of shares for which the option was exercised.

Floyd Warkol Employment Agreement

The Company has entered into an employment agreement (the “Employment Agreement”) with Floyd Warkol. According to the terms of the Employment Agreement, the Company or Mr. Warkol are entitled to terminate the Employment Agreement upon notice within 60 days of the sale of the Company. Mr. Warkol is entitled to receive upon termination by KSW, his annual base salary and health insurance benefits through the date of termination.

Indemnification and Exculpation of Directors and Officers

Section 102(b) of the Delaware General Corporation Law authorizes a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach or alleged breach of the director’s “duty of care.” While this statute does not change the directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The statute has no effect on a director’s duty of loyalty or liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, illegal payment of dividends or stock redemptions or repurchases, or for any transaction from which the director derives

[1]	Such value not reduced for applicable deductions and withholdings required by law to be withheld.

an improper personal benefit. As permitted by the statute, the Company has adopted provisions in the Company’s certificate of incorporation which eliminate to the fullest extent permissible under Delaware law the personal liability of the Company’s directors to the Company and to the Company’s stockholders for monetary damages for breach or alleged breach of the duty of care.

Section 145 of the Delaware General Corporation Law provides generally that a corporation shall have the power, and in some cases is required, to indemnify an agent, including an officer or director, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, against certain expenses, judgments, fines, settlements, and other amounts under certain circumstances.

The Company’s bylaws provide for indemnification (to the full extent permitted by the Delaware General Corporation Law) of directors, officers, employees and other agents of the Company against all expenses, liability and loss (including attorney’s fees, judgment, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, amounts paid or to be paid in settlement and amounts expended in seeking indemnification granted to such person under applicable law, the bylaws or any agreement with us) reasonably incurred or suffered by such person in connection therewith, subject to certain provisions. Our bylaws also empower us to maintain directors and officers liability insurance coverage and to enter into indemnification agreements with the Company’s directors, officers, employees or agents.

These indemnification provisions may be sufficiently broad to permit indemnification of the Company’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

From and after the date on which the Offer Closing occurs, the Purchaser and Parent will and will cause the Company, the Surviving Corporation or any of their respective subsidiaries, to the extent permitted by applicable law, to: (a) for six (6) years after the Acceptance Time, indemnify, defend and hold harmless, against the costs, expenses and legal proceedings specified in the Merger Agreement, all directors and officers of the Company (in all of their capacities) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement by the Company; and (b) include and cause to be maintained in effect in the Company’s or the Surviving Corporation’s (or any successor’s), as the case may be, charter and bylaws for a period of six (6) years after the Offer Closing date, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the Company’s charter and bylaws.

The Company is required to, prior to the Acceptance Time, purchase a six (6) year “tail” prepaid policy on terms and conditions no less advantageous to the indemnified parties than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, covering, without limitation, the Offer and the Merger and the Purchaser and Parent will cause the Surviving Corporation to maintain such “tail” prepaid policy in full force and effect for six (6) years after the Acceptance Date. Parent is also required to cause the Surviving Corporation or any of their respective subsidiaries, as the case may be, to assume, honor and fulfill all obligations of the Company or any of its subsidiaries pursuant to any written indemnification agreements with the indemnified parties, or any other person entitled to the benefits specified in the Merger Agreement.

Potential for Future Arrangements

Although it is possible that certain members of the Company’s current management team will enter into arrangements with Parent or an affiliate of Parent regarding employment (and potentially severance arrangements) with, and the right to purchase or participate in the equity of, Parent or an affiliate of Parent, as of the date hereof, there are no agreements between members of the Company’s current management and representatives of Parent or the Parent Guarantor.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Solicitation or Recommendation

At a meeting held on September 7, 2012, the Company Board (1) approved the execution, delivery and performance of the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, (2) determined that the terms of the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement were substantively and procedurally fair to and in the best interests of the Company and its stockholders, (3) declared the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement were advisable, (4) recommended that the holders of Company Common Stock accept the Offer, tender their shares of Company Common Stock to Purchaser pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger, (5) authorized and approved the Top-Up Option (defined below) (including the consideration to be paid upon exercise thereof) and the issuance of the Top-Up Option Shares (defined below) thereunder, and (6) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the other transactions contemplated thereby for purposes of Section 203 of the DGCL.

Accordingly, for the reasons described in more detail below, the Company Board recommends that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer.

A copy of the press release communicating the Company Board’s recommendation is filed as Exhibit (a)(5)(A) hereto and is incorporated by reference.

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Company Board, the representatives of the Company and other parties.

As part of its ongoing evaluation of the Company’s business, the Company Board, together with senior management, continually reviews and assesses opportunities to increase stockholder value to improve the Company’s operations and financial results and to achieve the Company’s long-term business plan. Periodically, prior to February 22, 2012, the Company’s management team had informal conversations with representatives from various parties regarding the Company. None of these conversations proceeded beyond the informal stage.

On February 22, 2012, Floyd Warkol, the Company’s Chief Executive Officer, had a brief conversation with the President of a national mechanical company about the potential benefits of a combination of the two companies. Specific terms were not discussed at such meeting and no further discussions with that Company have taken place.

On May 30, 2012, at a meeting at the offices of the Parent Guarantor concerning a potential new project, Bruce A. Beal, Jr., (at the time) Executive Vice President of the Parent Guarantor, indicated Parent Guarantor’s interest in employing Mr. Warkol in an executive capacity to assist in Parent Guarantor’s future building projects. Financial terms of employment were not discussed. Subsequently, on June 4, 2012, Mr. Warkol reported such conversation to Stanley Kreitman, the Chairman of KSW’s Compensation Committee, at which time they generally discussed the possibility of suggesting to Parent Guarantor that it acquire the Company.

On June 7, 2012, Mr. Warkol discussed the potential deal with Parent Guarantor with a member of the Company Board, Ed LaGrassa. Mr. Warkol explained that such a deal would require approval of the Company Board as well as a fairness opinion. Mr. LaGrassa agreed that Mr. Warkol should pursue bringing an offer from Parent Guarantor to the Board. As such, on June 8, 2012, at a meeting with Mr. Beal, Mr. Warkol requested that, instead of employing him, that Parent Guarantor consider acquiring the Company.

At a June 21, 2012 meeting attended by Mr. Beal, Mr. Stephen M. Ross, (at the time) Chairman and Chief Executive Officer of Parent Guarantor, Mr. Jeff T. Blau, (at the time) President of Parent Guarantor, and Mr. Warkol, Parent Guarantor indicated that it would consider paying up to $5 per share to acquire the Company, subject to further diligence and negotiation of acceptable documentation. The following day, the Company and Parent Guarantor executed the a Confidentiality Agreement, dated June 22, 2012 (the “Confidentiality Agreement”) and James F. Oliviero, the Company’s general counsel, provided Parent Guarantor with the Company’s existing collective bargaining agreement.

On June 27, 2012, Mr. Oliviero and Richard W. Lucas, the Company’s chief financial officer, met with Richard O’Toole and Jennifer McCool, each an executive of the Parent Guarantor. At this meeting the representatives of the Company presented an overview of the Company’s accounting, job costing and labor tracking programs, pending litigations and work in progress. Further, on June 28, 2012, Mr. Oliviero provided the Parent Guarantor with three samples of current construction contracts to which the Company is a party.

Between June 29, 2012 and July 9, 2012, Mr. Warkol discussed a potential deal between the Company and the Parent Guarantor with Warren O. Kogan and John Cavanagh, each a member of the Company Board. As previously expressed to Mr. Lagrassa, Mr. Warkol explained that such a deal would require approval of the Company Board as well as a fairness opinion. Both Mr. Kogan and Mr. Cavanagh agreed that Mr. Warkol should pursue an offer from the Parent Guarantor that can be brought before the Company Board.

On July 9, 2012, the Company received from the Parent Guarantor a draft non-binding term sheet (the “Term Sheet”) for a potential all cash tender offer and/or merger. On July 11, 2012, the Company, though its outside counsel, Bracewell and Giuliani, LLP (“B&G”) provided comments to the Term Sheet to the Parent Guarantor and its counsel, DLA Piper LLP (“DLA”). On July 12, 2012, B&G and DLA negotiated the terms of the Term Sheet.

That same day, Mr. Warkol met with Mr. Beal to review the Company’s current operations and to discuss Mr. Warkol’s role if the Parent Guarantor were to acquire the Company. Terms of employment were not discussed.

Also on July 12, 2012, James F. Oliviero discussed human resources matters with Jennifer McCool, an executive of the Parent Guarantor.

On July 13, 2012, DLA sent, via email, a revised draft of the Term Sheet to B&G.

On July 17, 2012, the Company received the Parent Guarantor’s due diligence document request. During the following weeks, the Company provided numerous documents to Parent Guarantor in response to its document request.

B&G and DLA further negotiated the final draft of the Term Sheet during a telephone conversation on July 18, 2012. On July 18, 2012 the Company executed the Term Sheet. On July 27, 2012, the Parent Guarantor executed the Term Sheet and confirmed to the Company that it was interested in continuing discussions with the Company regarding a possible acquisition of the Company.

On July 18, 2012, Mr. O’Toole met at the Company’s offices with Mr. Warkol, Mr. Oliviero and Mr. Lucas to further discuss the status of the Parent Guarantor’s due diligence.

On July 31, 2012, the Company Board was provided with copies of the Term Sheet. On that same day, B&G received a draft of the Merger Agreement from DLA.

On August 2, 2012, representatives of DLA delivered an initial draft of the Stockholder Tender Agreement to B&G, and representatives of B&G delivered a revised draft of the Merger Agreement to DLA.

On August 3, 2012, B&G provided to DLA a revised draft of the Stockholder Tender Agreement.

On August 6, 2012, B&G and DLA had a discussion regarding certain open items in the draft Merger Agreement.

On August 6, 2012, Mr. O’Toole and Michael J. Brenner, the Chief Financial Officer of the Parent Guarantor, visited the Company’s offices to review the Company’s accounting procedures with representatives of the Company. They also discussed with Mr. Warkol the timing of the potential transaction.

On August 7, 2012, B&G and DLA negotiated open items in the draft Merger Agreement and the draft Stockholder Tender Agreement.

On August 7, 2012, at a regularly scheduled meeting of the Company Board, Robb Tretter of B&G, reviewed the Company Board’s responsibilities, specifically the “duty of care” and “duty of loyalty”, in considering a tender offer, and the matters that the Company Board should consider in making a determination. Mr. Tretter also gave a detailed presentation of the principle provisions in the latest draft of the Merger Agreement, and the status of negotiations. Sunny Cheung, of Sandler O’Neill & Partners, L.P. (“Sandler”), made a detailed presentation of the methods of valuation contained in Sandler’s draft fairness opinion and the results of Sandler’s analysis of the fair value of the Company. After a discussion, the Company Board unanimously approved a resolution authorizing the Company’s management to continue negotiations towards a definitive Merger Agreement, substantially in conformance with the executed Term Sheet and as described by Mr. Tretter at the meeting.

On August 8, 2012, DLA provided revised drafts of the Merger Agreement and the Stockholder Tender Agreement to B&G. Subsequently, B&G and DLA had several email exchanges regarding certain open issues in the Merger Agreement.

On August 10, 2012, B&G and DLA negotiated certain terms of the draft Merger Agreement related to environmental matters.

On August 13, 2012, B&G provided to DLA a responsive mark-up of the draft Merger Agreement. Subsequently, on August 16, 2012, B&G and DLA, by teleconference, negotiated certain remaining open issues in the draft Merger Agreement.

On August 28, 2012, representatives of B&G delivered a preliminary draft of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9. On September 4, 2012, representatives of DLA Piper delivered to B&G a preliminary draft Schedule TO and offer to purchase, comments on the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, and revised drafts of the merger agreement and tender and support agreement.

Between September 4, 2012 and September 7, 2012, representatives of DLA Piper, B&G, the Company and Parent Guarantor engaged in a number of discussions and exchanged drafts relating to the proposed announcement of the transactions contemplated by the Merger Agreement.

Between September 5, 2012 and September 6, 2012, representatives of DLA Piper and B&G engaged in further discussions to resolve as many of the open items as possible in the draft Merger Agreement and draft Stockholder Support Agreement, and exchanged drafts of the Merger Agreement and Stockholder Support Agreement. At the conclusion of September 6, 2012, the negotiation of the definitive Merger Agreement and Stockholder Support Agreement were substantially complete.

On September 7, 2012, the Company Board held a meeting to consider the proposed Merger. Members of KSW management, Robb Tretter of B&G and Sunny Cheung of Sandler attended at the Company Board’s invitation. Robb Tretter reviewed with the Company Board its fiduciary duties in the context of the transaction being considered. Robb Tretter reviewed the material terms of the Merger Agreement, including the price, covenants, break-up fee, non-solicitation provisions, termination provisions and Top-up Option. He also provided a summary of the deal structure and the operation of the tender offer, Top-Up Option, and merger process if the parties were to sign the Merger Agreement. Mr. Cheung reviewed and discussed the financial analyses with respect to the Company and the Offer. Thereafter, at the request of the Company Board, Mr. Cheung rendered Sandler’s oral opinion to the Company Board (which was subsequently confirmed in writing by delivery of Sandler’s written opinion dated September 7, 2012) to the effect that, as of September 7, 2012 and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Sandler in preparing its opinion and more fully described under “Opinion of Financial Advisor to the Company Board,” the per share consideration to be received by the holders of Company Common Stock in the Merger pursuant to the Merger Agreement was fair from a financial point of view to such stockholders. Following discussion, the Company Board unanimously approved the Merger Agreement, the Offer, and the Merger, and authorized management to execute and deliver the Merger Agreement.

After a special meeting of the Company Board on September 7, 2012, the parties executed and delivered the Merger Agreement and the Stockholder Support Agreement after the U.S. stock markets closed. On September 10, 2012, before the U.S. stock markets opened, Parent Guarantor and KSW issued a joint press release announcing the transaction. A copy of the joint press release is attached as exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

The Offer was commenced by Purchaser on September 12, 2012, and this Schedule 14D-9 was filed the same day.

Reasons for Recommendation

In evaluating the Merger Agreement, the Offer and the Merger, the Company Board consulted with the Company’s senior management and legal advisors. In the course of reaching its determination of the fairness of the terms of the Offer and the Merger and its unanimous decision to approve and declare advisable the Merger Agreement, the Offer and the Merger, and to recommend that KSW’s stockholders accept the Offer, tender their shares of Company Common Stock to Purchaser pursuant to the Offer, adopt the Merger Agreement and approve the Merger, the Company Board considered a number of factors, including the following material factors and benefits of the Offer and the Merger, each of which the Company Board believed supported its determination and recommendation:

1.	Strategic Process. The Company Board considered its belief that the value offered to stockholders in the Offer and the Merger was more favorable to the Company’s stockholders than the potential value that might have resulted to Company’s stockholders from other strategic alternatives evaluated by the Company Board, with the assistance of KSW senior management and its advisors, including remaining an independent company, taking into account the potential benefits, risks and uncertainties of those other alternatives.

The Company Board believed that the Company engaged in a reasonable process to obtain the best available value for its stockholders and create an opportunity for other potentially interested parties to express interest in and negotiate a transaction with the Company. Parent’s offer was the sole and highest final offer made available to stockholders during that process.

2.	Certainty of Consideration. The Company Board considered that the form of consideration to be paid to holders of Company Common Stock in the Offer and the Merger is cash, which will provide certainty of value and liquidity to the Company’s stockholders compared to stock or other forms of consideration.

3.	Likelihood of Completion; Certainty of Payment. The Company Board considered its belief that the Offer and the Merger will likely be completed, based on, among other factors:

•	The absence of a financing contingency and the financial capability of Parent Guarantor to complete the transactions;

•	The absence of any regulatory approvals required for the transactions; and

•	The scope of the other conditions to completion, and the fact that the conditions to the Offer are specific and limited and, in the Company Board’s judgment, are likely to be satisfied.

•

If a certain number of shares of Company Common Stock are tendered, Purchaser may exercise the Top-Up Option to purchase up to an additional number of shares of Company Common Stock sufficient to cause Purchaser to own 90% of the shares of Company Common Stock outstanding after the Offer, which would permit Purchaser to close the Merger (as a short-form merger under Delaware law) more quickly than alternative structures.

•

The structure of the transaction as a dual-track, two-step transaction potentially enables the stockholders to receive the Per Share Amount pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed by the Merger in which stockholders that do not tender in the Offer will receive the same cash price as is paid in the Offer.

•	The consummation of the Offer is conditioned on, among other things, meeting the Minimum Tender Condition.

•	Purchaser is required, subject to certain exceptions, to extend the Offer in certain circumstances.

•	The conditions to the Offer and the Merger are specific and limited, and are not within the control or discretion of Purchaser, Parent or Parent Guarantor.

•	The transaction is likely to be completed if a sufficient number of shares are tendered in the Offer.

•	The business reputation and capabilities of Parent Guarantor and its management and, by extension, Parent and Purchaser.

4.	KSW’s Operating and Financial Condition. The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company’s financial plan and prospects if it were to remain an independent public company, as well as the risks and uncertainties that the Company would face if it were to remain an independent public company, including those described in the Company’s filings with the SEC. Such risks and uncertainties include, but are not limited to:

•	The Company’s potential need for additional capital in the future, which might not be available;

•

Intense competition in the markets in which the Company operates could adversely affect it, including competition with existing and potential competitors that possess substantially greater resources; and

•	The Company’s potential loss of one or more significant customers.

The Company Board noted risks to the Company’s prospects for substantially increasing stockholder value as a standalone company above $4.06 per share of Company Common Stock, including adverse impacts on its profit margins caused by competitive pricing pressures and rising fuel, materials, and other expenses.

5.	Analyses and Opinion of the Company Board’s Financial Advisor. The Company Board reviewed and discussed the financial analyses of Sandler as well as the oral opinion of Sandler rendered to the Company Board on September 7, 2012 (which was subsequently confirmed in writing by delivery of Sandler’s written opinion dated the same date) with respect to the fairness, from a financial point of view, to the holders of Company Common Stock of the per Share consideration to be received by such stockholders in the Merger pursuant to the Merger Agreement, as more fully described below under the heading “Opinion of the Company Board’s Financial Advisor.”

6.	Terms of the Merger Agreement. The Company Board considered the fact that the terms of the Merger Agreement were determined through arm’s length negotiations between the Company, with the assistance of its legal advisor, on the one hand, and Parent, Purchaser and the Parent Guarantor, with the assistance of their legal and financial advisors, on the other hand. Among others, certain provisions of the Merger Agreement considered important by the Company Board were:

•

Tender Offer Structure.    The fact that the Merger Agreement provides for a prompt tender offer that consists of cash for all of the Company Common Stock to be followed by a second step merger for the same cash consideration, thereby enabling the Company’s stockholders to obtain the benefits of the transaction at the earliest possible time;

•

Minimum Tender Condition.    The consummation of the Offer being conditioned on there being validly tendered and not withdrawn prior to the expiration of the Offer (the “Expiration Date”) the number of shares of Company Common Stock that represents at least a majority of the total number of then outstanding shares of Company Common Stock on a fully diluted basis (the “Minimum Tender Condition”) and which, if satisfied, would demonstrate strong support for the Offer and the Merger by the Company’s stockholders;

•

Ability to Respond to Certain Unsolicited Takeover Proposals.    The ability of the Company, under certain circumstances specified in the Merger Agreement and prior to completion of the Offer, to furnish information to and engage in discussions or negotiations with a third-party that makes an unsolicited bona fide written proposal for an acquisition transaction that it deems likely to result in a Superior Proposal (as defined in the Merger Agreement);

•

Change in Recommendation; Ability to Accept a Superior Proposal.    The Company Board’s right to withdraw, modify or amend its recommendation, recommend a Superior Proposal, or terminate the Merger Agreement under certain circumstances, including to accept a Superior Proposal, subject to Purchaser’s right to negotiate in good faith to make adjustments to the terms of the Merger Agreement and the Company’s obligation to pay a termination fee of $1 million in the case of a termination of the Merger Agreement by the Company to accept a Superior Proposal. The Company Board determined that the termination fee was reasonable at approximately 3.1% of the total transaction value of $32.1 million. In addition, the Company Board recognized that provisions in the Merger Agreement relating to termination fees were insisted upon by Parent as a condition to entering into the Merger Agreement, with the amount resulting from an arm’s length negotiation between the parties; and

•	The availability of statutory appraisal rights under Delaware law in connection with the Merger.

7.	Benefits for Employees and Customers. The Company Board considered the fact that Parent’s acquiring the Company would likely offer an attractive opportunity for its employees to work with a company with significantly greater resources, that there were significant opportunities for Parent to make greater use of the Company’s existing facilities, and that the Company’s customers would benefit from the added products and services offered by the larger and more diverse acquirer.

In the course of its deliberations, the Company Board considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and consummating the Offer and the Merger, including:

•	the effect of the public announcement of the Merger Agreement, including effects on the Company’s sales and operating results;

•

the fact that the Company must pay Parent a termination fee if the Merger Agreement is terminated in certain circumstances, including the potential effect of such a termination fee to deter other potential acquirers from publicly making a competing offer for the Company that might be more advantageous to the Company’s stockholders;

•	the risk that the Offer might not receive the requisite tenders from the Company’s stockholders and therefore might not be consummated;

•

the risks and costs to the Company if the transactions do not close, including diversion of management and employee attention, potential employee attrition, and the potential disruptive effect on business and customer relationships;

•

the restrictions on the conduct of the Company’s business prior to the completion of the transaction, requiring the Company to conduct its business in the ordinary course of business, and to use its commercially reasonable efforts to preserve intact its business organization and its business relationships, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

•

the nature of the transaction as a cash transaction will prevent stockholders from being able to participate in any future earnings or growth of the Company or the combined company, and stockholders will not benefit from any potential future appreciation in the value of the Company Common Stock, including any value that could be achieved if Parent engages in future strategic or other transactions or as a result of the improvements to the Company’s operations; and

•	the fact that the all-cash consideration would be a taxable transaction to the holders of Company Common Stock that are U.S. persons for U.S. federal income tax purposes.

The foregoing discussion of factors considered by the Company Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the Company Board. After considering these factors, the Company Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The Company Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Company Board believed were appropriate. The Company Board did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Company Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

For the reasons described here, the Company Board recommends that you accept the Offer, tender your shares of Company Common Stock pursuant to the Offer, and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates currently intends to tender or cause to be tendered all shares of Company Common Stock held of record or beneficially by such holder pursuant to the Offer (other than shares of Company Common Stock as to which such holder does not have discretionary authority and shares of Company Common Stock which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement.

In considering the recommendation of the Company Board, you should be aware that our directors and executive officers may have interests in the Merger that are different from, or in addition to, yours. See the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements”. The Company Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger.

Sandler Financial Analyses and Opinion

By letter dated July 10, 2012, the Company retained Sandler to prepare and render an opinion to the Company Board as to whether the consideration to be received pursuant to the Offer is fair, from a financial point of view, to the Company’s stockholders. Sandler is a nationally recognized investment banking firm that has substantial experience in transactions similar to the transactions described in this proxy statement. In the ordinary course of its investment banking business, Sandler is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler rendered a fairness opinion to the Company Board in connection with the proposed merger. At the September 7, 2012 meeting of the Company Board at which the Company Board considered the Merger Agreement, Sandler delivered to the Company Board its oral opinion, subsequently confirmed in writing, that, as of September 7, 2012, the Per Share Amount was fair to the Company’s stockholders from a financial point of view. The full text of Sandler’s opinion is attached as Annex I to this information statement. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. The Company’s stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler’s opinion speaks only as of the date of the opinion. The opinion was directed to the Company Board and is directed only to the fairness of the Per Share Amount to the Company’s stockholders from a financial point of view. It does not address the underlying business decision of the Company to engage in the Merger or any other aspect of the Merger and is not a recommendation to any stockholder of the Company as to how such stockholder should vote at the special meeting with respect to the Merger, or any other matter.

In connection with rendering its opinion, Sandler reviewed and considered, among other things:

(1)	the Merger Agreement;

(2)	certain publicly available financial statements and other historical financial information of the Company that Sandler deemed relevant;

(3)	certain internal financial statements and other financial and operating data (including work in progress reports) concerning the Company prepared by management;

(4)	financial statements pertaining to the Company’s joint venture with Five Star Electric Corporation;

(5)	certain publicly available business and financial information of the Parent Guarantor that Sandler deemed relevant in determining the Parent Guarantor’s financial capacity to undertake the Merger;

(6)	the publicly reported historical price and trading activity for Company Common Stock, including a comparison of certain financial and stock market information for the Company and similar publicly available information for certain other similar companies, the securities of which are publicly traded;

(7)	a comparison of certain financial information for the Company with similar institutions for which publicly available information is available;

(8)	the financial terms of certain recent business combinations in the construction and engineering services industry, to the extent publicly available;

(9)	the current market environment generally and the construction and engineering services environment in particular; and

(10)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler considered relevant.

Sandler also discussed with certain members of senior management of the Company the business, financial condition, results of operations and prospects of the Company, including certain financial matters relating to the Company’s ongoing projects and working capital requirements including the Company’s ability to obtain bonding, the amount of bonding required and the surety’s relationship with management.

In performing its reviews and analyses and in rendering its opinion, Sandler relied upon the accuracy and completeness of all the financial and other information that was publicly available or otherwise reviewed by Sandler and Sandler has assumed its accuracy and completeness. Sandler has further relied on the assurances of management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler was not asked to and did not undertake an independent verification of the accuracy or completeness of any of such information and did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler did not make an independent evaluation or appraisal of the specific assets or liabilities, the collateral securing assets or the liabilities, contingent or otherwise, of the Company or any of its subsidiaries, or the collectability of any such assets, nor was it furnished with any such evaluations or appraisals.

Sandler has also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements made available to it.

Sandler assumed, in all respects material to its analysis, that the Company will remain as a going concern for all periods relevant to its analysis, that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Merger Agreement are not waived. Sandler expressed no opinion as to the legal, accounting, executive compensation and tax matters relating to the Merger, the Offer or the other transactions contemplated by the Merger Agreement.

Sandler’s opinion was necessarily based upon financial, market, economic and other conditions as they existed on, and could be evaluated, as of the date of its opinion. Events occurring after the date hereof could materially affect this opinion. Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of the opinion.

In rendering its opinion, Sandler performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler, but is not a complete description of all the analyses underlying Sandler’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler’s comparative analyses described below is identical to the Company and no transaction is identical to the Merger. Accordingly, an analysis of comparable companies or merger transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of the Company and the companies to which it is being compared.

In performing its analyses, Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of the Company, Parent and Sandler. The analyses performed by Sandler are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Company Board at the September 7, 2012 meeting of the Company Board. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler’s analyses do not necessarily reflect the value of the Company Common Stock or the prices at which the Company Common Stock may be sold at any time.

Summary of Proposal. Sandler reviewed the financial terms of the proposed transaction. As described in the Merger Agreement, all of the outstanding shares of Company Common Stock will be exchanged for cash consideration of $5.00 per share. Based upon 6,421,202(1) shares of Company Common Stock outstanding and financial information for the Company as of or for the twelve-month period ended June 30, 2012, Sandler calculated a total cash consideration of $32.1 million. Based on net debt of ($16.1 million)(2) as of June 30, 2012, this implied an enterprise value of $15.9 million (“Implied Enterprise Value”). Sandler also calculated an adjusted enterprise value of $22.9 million (“Adjusted Implied Enterprise Value”) assuming the Company would have restricted cash of $7.0 million, based on estimates provided by the Company’s management. Sandler calculated the following transaction multiples and implied premiums:

Implied Transaction Multiples

	Trading Multiple(3)	Transaction Multiple(4)	Adjusted Transaction Multiple(5)
Enterprise Value / LTM Revenue	0.11x	0.19x	0.28x
Enterprise Value / LTM EBITDA	2.44x	4.24x	6.10x
Price to Book Value of Equity	1.11x	1.41x	1.41x

Implied Market Premium

	Share Price	Purchase Price	Implied Premium
3-Year VWAP – July 27, 2009	$3.52	$5.00	42%
1-Year VWAP – July 27, 2011	$3.57	$5.00	40%
YTD VWAP – January 1, 2012	$3.75	$5.00	33%
1-Day Share Price	$3.96	$5.00	26%

[1]

Reflects 6,386,625 shares of common stock outstanding as of August 14, 2012 and 134,001 options outstanding with a weighted average exercise price of $4.00 as of June 30, 2012. The options were accounted for using the treasury method

[2]	Reflects total debt of approximately $1.0 million and cash and marketable securities of approximately $17.1 million as of June 30, 2012
[3]	Based on Enterprise Value of $9.2 million as of August 31, 2012
[4]	Based on the Implied Enterprise Value
[5]	Based on the Adjusted Implied Enterprise Value

Stock Trading History. Sandler reviewed the history of the reported trading prices and volume of the Company Common Stock and the relationship between the movements in the prices of the Company Common Stock to movements in certain stock indices, including the Standard & Poor’s 500 Index, and the weighted average performance (based upon market capitalization) of a peer group of publicly traded constructions and engineering services companies, selected by Sandler. The institutions included in the peer group are identified in the relevant section under “Comparable Company Analysis” below.

As reflected in the table shown below, during the five-year period ending August 31, 2012, the Company Common Stock underperformed the various indices and peer group to which it was compared.

KSW, Inc. Five-Year Stock Performance

	Beginning Index Value August 31, 2007	Ending Index Value August 31, 2012
KSW, Inc.	100.0%	53%
KSW, Inc. Peers	100.0%	70%
S&P 500	100.0%	95%

Sandler also considered the average price, volume-weighted average price and the average daily trading volume over a three-year period. As reflected in the table shown below, during the three-year period ending August 31, 2012, the Company Common Stock has thinly traded and has always traded below the purchase price of $5.00 per share.

	Average Price	Average VWAP	Average Daily Trading Volume (mm)
3-Year Statistics	$3.53	$3.52	0.013
1-Year Statistics	$3.58	$3.57	0.011
YTD Statistics	$3.77	$3.75	0.012

Comparable Companies Analysis. Sandler used publicly available information to compare selected financial and market trading information for the Company and a group of construction and engineering services companies selected by Sandler.

The peer group consisted of the following publicly traded companies:

AECOM Technology Corporation	Michael Baker Corporation
Comfort Systems USA Inc.	Primoris Services Corporation
EMCOR Group Inc.	Tutor Perini Corporation
Jacobs Engineering Group Inc.	Willdan Group, Inc.
KBR, Inc.

The analysis compared publicly available financial and market trading information for the Company and the mean and median data for the peer group as of and for the twelve-month period ended June 30, 2012. Sandler also calculated and compared various financial multiples and ratios based on pricing data as of August 31, 2012. The results of these analyses are summarized in the table below.

	Selected Companies		KSW, Inc.
	Range	Median	Trading Multiple(1)	Transaction Multiple(2)	Adjusted Transaction Multiple(3)
Enterprise Value / LTM EBITDA	4.6x – 11.0x	5.6x	2.4x	4.2x	6.1x
Price / Book Value of Equity	0.5x – 2.1x	1.4x	1.1x	1.4x	1.4x

[1]	Based on Enterprise Value of $9.2 million as of August 31, 2012
[2]	Based on the Implied Enterprise Value
[3]	Based on the Adjusted Implied Enterprise Value

Analysis of Selected Merger Transactions. Sandler reviewed 9 merger transactions in the construction and engineering services industry since February 2009. For each of the selected transactions, Sandler calculated and compared, based on company reports, public filings, press releases, Wall Street research estimates and other public sources, the transaction value as a multiple of EBITDA for the last twelve months and compared it against the multiples implied for the proposed transaction. The following table presents the results of this analysis.

	Proposed Transaction Multiple(1)	Proposed Adjusted Transaction Multiple(2)	Selected Transactions
			Mean	Median	High	Low
Implied Transaction Value as a Multiple of LTM EBITDA	4.2x	6.1x	5.3x	5.5x	9.0x	3.1x

[1]	Based on the Implied Enterprise Value
[2]	Based on the Adjusted Implied Enterprise Value

Free Cash Flow Capitalization Analysis. Sandler performed an analysis that estimated the value of the business by determining and capitalizing its normalized free cash flow metric. Free Cash Flow is defined as EBITDA less the sum of (i) capital expenditures, (ii) changes in working capital and (iii) cash taxes. From fiscal year 2005 to present, the Company’s business has exhibited stable revenue and margin performance with little variation due to cyclicality. In addition, management does not forecast a long-term business plan as it has low visibility beyond its current contract backlog. Given the relatively stable free cash flow characteristic of the business and lack of long-range visibility, management indicated that a historical free cash flow metric would be a reasonable proxy for future performance. Normalized free cash flow was estimated with management’s assistance and was based on the mean and median historical free cash flow performance from fiscal year 2005 through the LTM period ending June 30, 2012. The mean and median free cash flow was adjusted for certain public company costs and the adjusted normalized free cash flow was capitalized by the weighted average cost of capital of 12.8% less an assumed long-term growth rate of 2.3% to estimate an implied valuation. The summary of this analysis is shown in the table below (in millions of dollars).

	Mean	Median
Normalized Free Cash Flow	$1.8	$1.1
Plus: Public Company Costs(1)	0.3	0.3

Adjusted Normalized FCF	$2.1	$1.4
Capitalization Rate(2)	10.50%	10.50%

Implied Enterprise Value	$20.4	$13.3
Less: Debt	(1.0)	(1.0)
Plus: Cash	17.1	17.1

Implied Equity Value	$36.5	$29.5

Implied Transaction Equity Value	$32.1	$32.1

Sandler also considered and discussed with the Company Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to free cash flow generation. To illustrate this impact, Sandler performed a similar analysis assuming the Company’s adjusted normalized free cash flow ranged from $1.0 million to $2.0 million using capitalization rates ranging from 9.2% to 11.6%. During the Company Board meeting on September 7, 2012, Sandler noted that the results of the free cash flow capitalization methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results. The summary of this analysis is shown in the table below.

Implied Equity Value (millions of dollars)

Adjusted Normalized Free Cash Flow Range

Capitalization Rate	$1.0	$1.3	$1.5	$1.8	$2.0
9.2%	$27.3	$30.0	$32.8	$35.6	$38.4
9.8%	$26.6	$29.2	$31.8	$34.4	$37.0
10.5%	$25.9	$28.4	$30.8	$33.2	$35.7
11.0%	$25.5	$27.8	$30.1	$32.4	$34.8
11.6%	$25.0	$27.2	$29.4	$31.6	$33.8

[1]	Estimated costs of being a public company provided by management
[2]	Capitalization rate defined as WACC less long-term growth rate of 2.3% based on International Monetary Fund forecasted GDP growth rate

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Company has retained Sandler as its financial advisor in connection with the Offer and the Merger to provide a fairness opinion, as further described in “Item 4. The Solicitation or Recommendation—Sandler Financial Analyses and Opinion,” which opinion is filed as Annex I hereto and is incorporated herein by reference. The Company Board selected Sandler as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to these transactions. Pursuant to the terms of the engagement letter dated July 10, 2012, the Company has agreed to pay Sandler a fee equal to approximately $350,000 for its services in connection with the Transactions, $150,000 of which became payable upon execution of the letter agreement and the remainder of which became payable when Sandler rendered its opinion. In addition, under the July 10, 2012 letter agreement, the Company has agreed to reimburse Sandler for its expenses, including attorneys’ fees and disbursements, up to $25,000 and to indemnify Sandler and related persons against various liabilities, including certain liabilities under the federal securities laws.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Transactions

No transactions with respect to shares of Company Common Stock have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except with respect to the Stockholder Tender Agreement and the Top-Up Option (as defined in “Item 8 – Additional Information” below).

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as otherwise set forth in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries or (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

Except as described above or otherwise set forth in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” is incorporated herein by reference.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a two-step transaction is required and a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through the one-step process and a short-form merger is effected, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PER SHARE AMOUNT.

Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the Company Board of such corporation before such person became an “interested stockholder”. By resolutions duly adopted by the Company Board, the Company has authorized and approved the execution, delivery and effectiveness of the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, and therefore Section 203 of the DGCL will not apply to Parent or the Purchaser or with respect to or as a result of the Offer, the Merger or the transactions contemplated by the Merger Agreement.

Top-Up

Pursuant to the terms of the Merger Agreement, the Company granted the Purchaser an irrevocable option (the “Top-Up Option”) to acquire shares of Company Common Stock, which the Purchaser must exercise immediately following consummation of the Offer, if necessary, to purchase from the Company the number of shares of Company Common Stock that, when added to the shares of Company Common Stock already owned by Parent or any of its subsidiaries following consummation of the Offer, constitutes 90% of the shares of Company Common Stock then outstanding. The Top-Up Option is exercisable only once and only on the terms and conditions set forth in the Merger Agreement, to purchase newly issued shares of the Company Common Stock at a price per share equal to the Per Share Amount.

The number of shares of Company Common Stock that may be issued pursuant to the Top-Up Option (the “Top-Up Shares”) is limited to the number of shares that the Company is authorized to issue under its Certificate of Incorporation, but that are not issued and outstanding (and are not reserved) at the time of exercise of the Top-Up Option.

The aggregate purchase price for the Top-Up Shares may be paid by the Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to at least the aggregate par value of the Top-Up Shares and executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price to be paid for the Top-Up Shares. Any promissory note delivered to the Company for the Top-Up Shares will be due on the first anniversary of the date of execution and delivery of such promissory note, will bear simple interest of 2% per annum payable in arrears at maturity, will be fully recourse to the Purchaser, and may be prepaid without premium or penalty.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent and the Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of the Purchaser’s ownership of a majority of the shares of Company Common Stock following completion of the Offer.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Vote Required to Approve the Merger

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Company Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock will be required under the DGCL to effect the Merger. After the purchase of the shares of Company Common Stock by the Purchaser pursuant to the Offer, if the conditions to the Offer are satisfied, the Purchaser will own the requisite percentage of the outstanding shares of Company Common Stock under Delaware law and will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Section 14(f) Information Statement

The Merger Agreement provides that, following the payment by the Purchaser for any shares of Company Common Stock pursuant to the Offer, Parent will be entitled to designate that number of directors of the Company Board as will give Parent and the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder, pro rata representation on the Company Board (based on the ratio of (i) the number of shares of Company Common Stock that are owned by Parent and the Purchaser (including shares accepted for payment pursuant to the Offer) to (ii) the total number of shares of Company Common Stock then outstanding. The Company is obligated pursuant to the Merger Agreement to, to the fullest extent permitted by applicable Law and the rules of NASDAQ, promptly after the Acceptance Time, upon request of Parent, use its reasonable best efforts to cause Merger Sub’s designees to be so elected or appointed, including increasing the size of the Company Board (by amending the Company bylaws if necessary) and/or seeking the resignations of one or more incumbent directors as appropriate.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Information Statement attached as Annex II to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above and in the Information Statement, and is incorporated herein by reference.

Forward-Looking Statements

Certain statements made in this Statement that reflect management’s expectations regarding future events and economic performance are forward-looking statements. Examples of forward-looking statements include statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are only predictions based on the Company’s current expectations and projections about future events. Important factors could cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These factors include those risk factors set forth in filings with the SEC, including the Company’s annual and quarterly reports, and the following: uncertainties as to the timing of the closing of the Offer and Merger; uncertainties as to how many of the Company’s stockholders will tender their shares of Company Common Stock in the Offer; risks that the Offer and Merger will not close because of a failure to satisfy one or more of the closing conditions and that the Company’s business will have been adversely impacted during the pendency of the Offer; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, franchisees, customers, vendors and other business partners; risks that stockholder litigation in connection with the Offer and Merger may result in significant costs of defense, indemnification and liability; and the risk that competing offers will be made.

These risks are not exhaustive and may not include factors which could adversely impact the Company’s business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for the Company’s management to predict all risk factors, nor can it assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations.

ITEM 9.	EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 12, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Kool Acquisition LLC and Kool Acquisition Corporation with the SEC on September 12, 2012).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(2)(A)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex II to this Schedule 14D-9).

(a)(5)(A)	Joint Press Release issued by KSW, Inc. and The Related Companies, L.P. on September 10, 2012 (incorporated by reference to Exhibit 99.1 to the KSW, Inc. Current Report on Form 8-K filed with the SEC on September 10, 2012).

(a)(5)(B)	Opinion of Sandler O’Neill Partners, L.P., dated September 7, 2012 (included as Annex I to this Schedule 14D-9).

(a)(5)(C)	Letter, dated September 12, 2012, from Floyd Warkol to the stockholders of KSW, Inc.

(a)(5)(D)	Joint Press Release issued by KSW, Inc. and The Related Companies, L.P. on September 12, 2012 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of September 7, 2012, among KSW, Inc., Kool Acquisition LLC, Kool Acquisition Corporation and, solely with respect to Section 9.12 thereof, The Related Companies L.P. (incorporated by reference to Exhibit 2.1 to the KSW, Inc. Current Report on Form 8-K filed with the SEC on September 10, 2012).

(e)(2)	Tender and Support Agreement, dated as of September 7, 2012 among Kool Acquisition LLC, Kool Acquisition Corporation and Floyd Warkol (incorporated by reference to Exhibit 10.1 to the KSW, Inc. Current Report on Form 8-K filed with the SEC on September 10, 2012)

(e)(3)	Employment Agreement, dated September 12, 2005 by and between KSW, Inc., KSW Mechanical Services, Inc. and Floyd Warkol (incorporated herein by reference to Exhibit 10.20 to KSW, Inc.’s Current Report on Form 8-K, filed with the Commission on September 12, 2005).

(e)(4)	Amendatory Employment Agreement, dated as of March 6, 2007, by and between KSW, Inc., KSW Mechanical Services, Inc., and Floyd Warkol (incorporated herein by reference to Exhibit 10.4 to KSW, Inc.’s annual report on Form 10-K for the year ended December 31, 2006, filed on March 14, 2007).

(e)(5)	Amendatory Employment Agreement, dated as of November 13, 2008, by and between the Company, KSW Mechanical Services, Inc., and Floyd Warkol (incorporated herein by reference to Exhibit 10.13 to KSW, Inc.’s annual report on Form 10-K for the year ended December 31, 2011, filed on March 30, 2012).

Exhibit No.	Description

(e)(6)	Second Amendatory Employment Agreement, dated as of September 25, 2009, by and between KSW, Inc., KSW Mechanical Services, Inc., and Floyd Warkol (incorporated herein by reference to Exhibit 10.14 to KSW, Inc.’s annual report on Form 10-K for the year ended December 31, 2011, filed on March 30, 2012).

(e)(7)	Third Amendatory Employment Agreement, dated as of January 1, 2012, by and between KSW, Inc., KSW Mechanical Services, Inc., and Floyd Warkol (incorporated herein by reference to Exhibit 10.15 to KSW, Inc.’s annual report on Form 10-K for the year ended December 31, 2011, filed on March 30, 2012).

Annex I — Sandler O’Neill Partners Opinion Letter dated September 7, 2012

Annex II — Information Statement dated September 12, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

KSW, INC.

By: /s/ Floyd Warkol
Name: Floyd Warkol
Title: Chairman and Chief Executive Officer

Dated: September 12, 2012

Annex I

September 7, 2012

Board of Directors

KSW Inc.

37-16 23rd Street

Long Island City, NY

Ladies and Gentlemen:

KSW Inc. (“KSW”), Kool Acquisition LLC (“Parent”) and a wholly-owned subsidiary of Parent, Kool Acquisition Corporation (“Merger Sub”) have entered into an Agreement and Plan of Merger, dated as of September 7, 2012 (the “Agreement”), pursuant to which Merger Sub will be caused by Parent to commence an offer to purchase all of the issued and outstanding shares of the common stock of KSW, other than those shares specified in the Agreement, at a price per share equal to $5.00 (the “Tender Offer Price”). Following the Offer, Merger Sub will be merged with and into KSW (the “Merger”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Tender Offer Price to holders of KSW common stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of KSW that we deemed relevant; (iii) certain financial statements related to KSW’s joint venture with Five Star Electric Corporation; (iv) the publicly reported historical price and trading activity for KSW common stock, including a comparison of certain financial and stock market information for KSW and similar publicly available information for certain other similar companies the securities of which are publicly traded; (v) the financial terms of certain recent business combinations in the engineering and construction services industry, to the extent publicly available; (vi) the current market environment generally and the engineering and construction services environment in particular; and (vii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of KSW the business, financial condition, results of operations and prospects of KSW, including KSW’s ability to obtain bonding, the amount of bonding required and the surety’s relationship with management of KSW.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to us by KSW or their respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of KSW that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of KSW or any of its subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals.

We have also assumed that there has been no material change in KSW’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that KSW and Parent will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement and that the conditions precedent in the Agreement are not waived. We express no opinion as to the legal, accounting, executive compensation and tax matters relating to the Merger, the Tender Offer or the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of KSW common stock may trade at any time.

Our opinion is directed to the Board of Directors of KSW and is directed only to the fairness, from a financial point of view, of the Tender Offer Price to the holders of KSW Common Stock. We were not asked, and we did not seek out, any alternative strategies or offers from any other third parties and Sandler O’Neill did not evaluate the process through which the offer from Parent that resulted in the execution of the Agreement was obtained, or any other offer considered by KSW prior to determining to pursue the Offer and the Merger. Our opinion is not a recommendation to any holder of KSW common stock as to how such holder should tender their KSW shares and vote with respect to the Merger. Our opinion does not address the underlying business decision of KSW to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for KSW or the effect of any other transaction in which KSW might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent.

We will receive a fee for rendering our opinion and such fee is not contingent on whether the Merger closes. KSW has also agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Sandler O’Neill and their affiliates. We may also actively trade the equity or debt securities of KSW or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Tender Offer Price is fair from a financial point of view to the holders of KSW common stock.

Very truly yours,

Annex II

KSW, INC.

37-16 23rd STREET

LONG ISLAND CITY, NEW YORK 11101

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE

REQUESTED NOT TO SEND US A PROXY

KSW, Inc. (the “Company,” “we” or “our”) is mailing this Information Statement on or about September 12, 2012 to holders of our common stock as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The Schedule 14D-9 relates to our position with respect to the tender offer by Kool Acquisition Corporation, a Delaware corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of Kool Acquisition LLC, a Delaware limited liability company (“Parent”), for all of our issued and outstanding shares of common stock (“Company Common Stock”). You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on our Board of Directors (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of September 7, 2012, by and among the Company, Parent and Purchaser (the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on September 12, 2012 to purchase all of our issued and outstanding shares at a price per share in cash equal to $5.00 per share, net to the Seller, without interest and less any taxes required to be withheld described in the Merger Agreement, upon the terms and conditions set forth in the Offer to Purchase dated September 12, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of October 10, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 12, 2012.

The Merger Agreement provides that, promptly after the initial acceptance for payment by Merger Sub of shares validly tendered and not validly withdrawn, and from time to time thereafter (but only for so long as Parent and Merger Sub beneficially own at least a majority of the outstanding shares of the Company) pursuant to the Offer, Merger Sub shall be entitled to elect to designate such number of directors, rounded up to the nearest whole number, on the Company Board, as is equal to the product of the total number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the next sentence) multiplied by the percentage that the aggregate number of shares of the Company Common Stock beneficially owned by Parent and Merger Sub at such time (including such shares so accepted for payment and, if the Top-Up Option is exercised, the shares of the Company Common Stock purchased upon the exercise of the Top-Up Option) representing as a fraction of the total number of shares of the Company Common Stock then outstanding on a fully diluted basis. In furtherance thereof and to the fullest extent permitted by applicable law and the NASDAQ Marketplace Rules, promptly after the time upon which validly tendered shares of the Company’s outstanding Common Stock have been accepted for payment by Merger Sub, the Company shall, upon request of Parent, use its reasonable best efforts to cause Merger Sub’s designees to be so elected or appointed, including increasing the size of the Company Board (by amending bylaws of the Company if necessary) and/or seeking the resignations of one or more incumbent directors as appropriate.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Merger Sub’s designees to our Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Merger Sub’s designees has been furnished to us by Parent, and we assume no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Parent has informed us that Merger Sub will choose its designees to the Board from among the persons identified below. The following table sets forth, with respect to each individual who may be designated by Merger Sub as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years:

Name	Business Address	Age	Present Principal Occupation or Employment and Five-Year Employment History

Jeff T. Blau	60 Columbus Circle New York, NY 10023	44	Chief Executive Officer and Director, The Related Realty Group, Inc.; prior to September 2012 he was President instead of Chief Executive Officer of The Related Realty Group, Inc.

Bruce A. Beal, Jr.	60 Columbus Circle New York, NY 10023	42	President, The Related Realty Group, Inc. since September 2012; prior thereto, Executive Vice President, The Related Realty Group, Inc

Richard O’Toole	60 Columbus Circle New York, NY 10023	55	Executive Vice President, The Related Realty Group, Inc.

Michael J. Brenner	60 Columbus Circle New York, NY 10023	66	Executive Vice President and Chief Financial Officer, The Related Realty Group, Inc.

Parent has informed us that each of the persons listed above who may be chosen has consented to act as a director of the Company, if so designated.

Parent has informed us that, to the best of its knowledge, none of the persons listed above (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. We have been advised that, to the best knowledge of Parent, except as disclosed in the Offer to Purchase, none of the persons listed above beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent has informed us that, except as disclosed in the Offer to Purchase, to the best of its knowledge, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Merger Sub’s designees may assume office at any time following the purchase by Merger Sub of shares pursuant to the Offer, which purchase cannot be earlier than 12:00 midnight, New York City time, at the end of September 10, 2012, and that, upon assuming office, Merger Sub’s designees will thereafter constitute at least a majority of our Board. It is currently not known which of our current directors would resign.

INFORMATION CONCERNING OUTSTANDING SECURITIES

The authorized Company Common Stock consists of 25,000,000 shares, par value $0.01 per share. At the close of business on September 12, 2012, a total of 6,386,625 shares were issued and outstanding. The shares constitute the only class of our securities that is entitled to vote at a meeting of our stockholders. Each share of the Company Common Stock is entitled to one vote per share. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, do not own of record any shares of Company Common Stock.

INFORMATION CURRENT BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The Certificate of Incorporation of the Company provides that the Company’s business shall be managed by a Board of Directors of not less than three and not more than twelve, with the exact number fixed by the Board of Directors from time to time. There are currently five seats on the Board of Directors. The Board of Directors of the Company is divided into three classes: Class I, Class II and Class III. The directors in each class serve terms of three years each and until their successors are elected and qualified.

Floyd Warkol, Warren O. Kogan, Stanley Kreitman, John Cavanagh and Edward T. LaGrassa currently serve as directors.

The following table sets forth certain information concerning the name, age class principal occupation of and other information regarding each of the current directors:

Name	Age	Director Since

CLASS I DIRECTORS

Stanley Kreitman (to serve until 2014)	80	1999

John Cavanagh (to serve until 2014)	76	2004

CLASS II DIRECTOR

Edward T. LaGrassa (to serve until 2015)	64	2009

CLASS III DIRECTOR

Floyd Warkol (to serve until 2013)	65	1994

Warren O. Kogan (to serve until 2013)	85	2006

Mr. Floyd Warkol Director since 1994 Chairman of the Board and Chief Executive Officer Age 65	Mr. Floyd Warkol has been principally employed as Chairman of the Board since December 15, 1995 and as President, Secretary and Chief Executive Officer of the Company and as Chairman and Chief Executive Officer of its subsidiary, KSW Mechanical Services, Inc. (“KSW Mechanical”), since January 1994. Mr. Warkol founded the predecessor of the Company in 1980, and has been primarily responsible for the Company’s growth and success throughout its existence.

The Company believes that his experience and knowledge of the Company’s operations makes him uniquely qualified to Chair the Board of Directors.

Mr. Warren O. Kogan Director since 2006 Age 85	Mr. Warren O. Kogan was appointed to the Board of Directors on March 10, 2006 and elected by the stockholders on May 8, 2007. He has been an arbitrator for the American Arbitration Association, and since 1990 he has been a construction and real estate private consultant. From 1990 to 2000 he was Executive Vice President of the Subcontractors Trade Association of New York City. From 1980 to 1990, he was President and Chief Executive Officer of H. Sand & Co., a major mechanical and HVAC contractor.

The Company believes that Mr. Kogan’s experience as an executive for a large mechanical contracting company provides important oversight over the Company’s operations.

Mr. Stanley Kreitman Director since 1999 Age 80	Mr. Stanley Kreitman was elected to the Board of Directors by the Company’s stockholders on May 18, 1999 after having been appointed as a director by the other members of the Board of Directors effective February 18, 1999. Since 1994, Mr. Kreitman has been Chairman of Manhattan Associates, an investment firm, and currently is a Board member of the N.Y.C. Department of Corrections, a position he has held since 1998. He has been a senior advisor to Signature Bank from 2001 to present. He is a published author and lecturer on business investment matters. He is a member of the Board of Directors of Medallion Financial Corp. (NASDAQ), Capital Lease Finance, Inc. (NYSE) and CCA Industries, Inc. (AMEX). During the past five years, he has been a director of Geneva Mortgage Corp. (OTC) and Century Bank, Sarasota, Florida.

The Company believes that Mr. Kreitman’s experience in banking and his contacts in the real estate industry aid the Company in managing its finances, and in the development of new business.

Mr. John Cavanagh Director since 2005 Age 76	Mr. John Cavanagh was elected to the Board of Directors at the annual meeting of stockholders on May 10, 2005. Since 1998, he has been President of John A. Cavanagh Consulting Services, Inc., a construction management firm, and has been President of American Fire Suppressant Products, Inc. since 2005. He has been President of Cavanagh/Stewart International, Inc. since 1998, and a Partner in Integrated Structural Systems, Inc. and NEWCO Ventures, LLC since 2008. Until September 2003, he was the Vice Chairman of AMEC Construction Management, Inc. (formerly known as Morse Diesel International), one of the largest construction management companies in the United States, where he was President and Chief Operating Officer. He is a director of the Contractors’ Association of Greater New York, The New York Building Congress, Visionary Vehicles, Inc., and the Building Trades Employer’s Association.

The Company believes that Mr. Cavanagh’s experience as a construction company executive, as well as his positions as an industry association leader, provides the Company with both oversight and strategic planning assistance.

Mr. Edward T. LaGrasse Director since 2009 Age 64

Mr. Edward T. LaGrassa was elected to the Board of Directors at the annual meeting of stockholders, on May 7, 2009. Mr. LaGrassa is the Principal of Chilton Realty, Inc., a real estate investment banking and brokerage company, which he founded in 2001. Until 2005, he was the Director of Business Development of Rose Associates, Inc. a prominent real estate firm. He is a licensed real estate broker and architect.

The Company believes that Mr. LaGrassa’s experience and contacts gained as a real estate executive and advisor assist the Company with the development of new business and in evaluating potential projects.

INFORMATION REGARDING CORPORATE GOVERNANCE AND THE BOARD OF

DIRECTORS AND ITS COMMITTEES

Board Leadership Structure and Role in Risk Oversight

Mr. Floyd Warkol serves both as Chairman of the Board of Directors and Chief Executive Officer of the Company. The Board believes that it is appropriate for Mr. Warkol to hold both positions since he is intimately familiar with the Company’s operations and is the largest individual shareholder. Due to the size of the Board, there is no designated lead independent director. On a quarterly basis, Audit Committee members, Mr. LaGrassa and Mr. Kogan, both of whom have extensive construction experience, review the Company’s projects with Mr. Warkol, including the status of any claims for or against the Company and the appropriateness of revenue recognition on Company projects. The entire Board reviews the status of the Company’s projects at each Board meeting, including any issues which could be a risk to the Company or its operations.

Committees of the Board of Directors

The Board of Directors currently has, and appoints the members of, standing Audit and Compensation Committees. Each member of the Audit and Compensation Committees has been affirmatively determined to be an “independent director” by the Board of Directors in accordance with the rules and regulations of the NASDAQ Stock Market (“NASDAQ”) and the Exchange Act. Other than the payment of attendance fees, during 2011 there were no transactions, relationships or arrangements between the Company and any independent director. The members of the Audit and Compensation Committees are as follows:

Audit Committee	Compensation Committee
Stanley Kreitman – Chair	Chair John Cavanagh – Chair
Warren O. Kogan	Stanley Kreitman
Edward T. LaGrassa	Warren O. Kogan

Audit Committee

The Audit Committee meets with the Company’s independent registered public accounting firm and management to assure that all are carrying out their respective responsibilities. The Audit Committee is responsible for selecting, appointing and, as necessary, terminating the Company’s independent registered public accounting firm, and reviews the performance and fees of the independent registered public accounting firm prior to appointing it. The Audit Committee also meets with the independent registered public accountants, without management present, to discuss the scope and results of their audit work, including the adequacy of internal controls and the quality of financial reporting. The independent registered public accountants have full access to the Audit Committee.

The Audit Committee met four times during the fiscal year ended December 31, 2011.

A written charter for the Audit Committee was approved by the Board of Directors effective May 11, 2000. An amended written charter was approved by the Board of Directors effective February 16, 2006. The Audit Committee Charter is available on the Company’s website at www.kswmechanical.com.

As stated above, the Board of Directors has determined that each of the members of the Audit Committee is “independent” under the listing standards of NASDAQ and also conforms to the independence criteria established by the SEC for audit committee members.

The Board of Directors has also determined that Mr. Kreitman is an “audit committee financial expert” as defined in Item 401(h)(2) of the SEC’s Regulation S-K and is independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act.

Compensation Committee

The Compensation Committee is responsible for reviewing the performance of the Chief Executive Officer and determining his compensation. The Chief Executive Officer, in turn, reviews the performance of each other member of senior management and determines their compensation levels. The Compensation Committee periodically reviews compensation levels for competitiveness and reasonableness as compared to industry peers and competitors. The Compensation Committee met twice during the fiscal year ended December 31, 2011. The Compensation Committee Charter is available on the Company’s website at www.kswmechanical.com.

Nomination of Directors

Due to the size of the Board of Directors, the Company does not have a nominating committee to select director nominees. All nominees for director are selected based on a vote of the majority of the independent directors of the Board of Directors. As stated above, the Board of Directors has determined that four of the current five members of the Board of Directors (Messrs. Cavanagh, Kogan, Kreitman and LaGrassa) are “independent directors” in accordance with the rules and regulations of NASDAQ. Only independent directors vote on Board of Director nominees.

The assessment by which the independent directors of the Board of Directors consider candidates for director is based upon various criteria, including business experience on a management level with a company which issues audited financial statements, integrity and independence, demonstrated leadership ability, diverse perspectives and the ability to exercise sound business judgment. Nominees for directors should have the ability to read and understand financial statements. Candidates with construction industry or real estate experience and contacts are given special consideration. The Board of Directors also considers the candidate’s reputation and standing in the business community, as well as participation in industry associations relevant to the Company’s business. The Board believes that directors should have a diversity of experience in finance, construction and real estate, since each area of expertise is important to the Company’s operations.

In the case of incumbent directors whose terms of office are set to expire, the independent directors of the Board of Directors review such directors’ overall service to the Company during their terms, including the number of meetings attended, level of participation, quality of performance and any transactions of such directors with the Company during their terms. The experience and skills of each incumbent director, and their respective abilities to contribute to the Board of Directors, are detailed in their biographies, which are summarized in this proxy statement.

Consideration of new director nominee candidates typically involves a series of internal discussions, review of information concerning candidates and interviews with selected candidates. he independent directors identify potential candidates through recommendations from members of the Board of Directors, Company management and stockholders, as well as in consultation with the Company’s legal, financial and auditing professionals and with other members of the business community in general and the construction industry in particular. The Company does not pay fees to such professionals or third parties for any such assistance.

The independent directors of the Board of Directors will consider nominees for director recommended by stockholders, provided the procedures set forth in the Company’s Schedule 14A Information Proxy Statement under the heading “Procedures for Stockholder Nominations of Directors” are followed by stockholders in submitting recommendations. Stockholder nominations that comply with such procedures will be evaluated in the same manner (including using the same criteria as set forth above) and will receive the same consideration as nominees recommended by the independent directors of the Board of Directors.

Directors’ Attendance at Meetings of the Board of Directors

The Board of Directors held a total of four quarterly meetings in 2011, which does not include actions by written consent or committee meetings. Each director serving during the fiscal year ended December 31, 2011 attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by all committees of the Board of Directors on which he served.

Directors’ Attendance at Annual Meetings of Stockholders

All members of the Board of Directors are required to attend the Company’s annual meeting of stockholders. All members of the Board of Directors serving as directors during the fiscal year ended December 31, 2011 attended the 2011 annual meeting of stockholders.

Stockholder Communications with Directors

Stockholder communications to the Board of Directors may be sent by mail addressed to the Board of Directors generally, or to a member of the Board of Directors individually, c/o James F. Oliviero, Director of Investor Relations, KSW, Inc., 37-16 23rd Street, Long Island City, NY 11101. All communications so addressed will be immediately forwarded to the Board of Directors or the individual member of the Board of Directors, as applicable.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

In accordance with SEC rules, the Audit Committee has prepared the following report:

As part of its ongoing activities, the Audit Committee has:

•	reviewed and discussed with management the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2011;

•

discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standards Section 380, The Auditors’ Communication with those charged with Governance and received all material written communications between the auditors and management; and

•

received the written disclosures and the letter from the independent registered public accounting firm required by the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm its independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Stanley Kreitman

Edward T. LaGrassa

Warren O. Kogan

FEES BILLED BY INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

During 2011, BDO billed the Company $143,000 for professional services rendered. The following table sets forth the aggregate fees billed by BDO for professional services in each of the fiscal years ended December 31, 2011 and 2010.

Year ended December 31, 2011

	BDO
Audit fees	(1)	$129,000
Tax fees	(2)	14,000
All other fees	(3)	—

Total		$143,000

Year ended December 31, 2010

	BDO
Audit fees	(1)	$115,000
Tax fees	(2)	13,000
All other fees	(3)	—

Total		$128,000

(1)	Audit fees consisted principally of audit work performed on the consolidated financial statements, as well as work that only the independent auditors can reasonably be expected to provide including the review of the Company’s quarterly consolidated financial statements.
(2)	Tax fees consisted of tax compliance and reporting services.
(3)	The Company generally does not engage its independent auditors for “other” services.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

The Audit Committee of the Company’s Board of Directors considered whether the provision of non-audit services by the independent public accountants was compatible with maintaining the accountants’ independence, and they determined that it was. The Audit Committee has a policy requiring pre-approval of audit and non-audit services.

The Audit Committee of the Company’s Board of Directors considers each engagement of the independent auditors on a case-by-case basis. In determining engagements to be performed by independent auditors, the Audit Committee determines whether the services would impair the independence of the auditors and whether the services are in the best interest of the Company. The Audit Committee approved all audit and non-audit services provided by and BDO during the fiscal year ended December 31, 2011.

COMPENSATION COMMITTEE INTERLOCKS

AND INSIDER PARTICIPATION

The Compensation Committee is comprised of three non-employee directors, Mr. Kogan, Mr. Kreitman and Mr. Cavanagh. None of the members of the Compensation Committee is or has been one of the Company’s officers or employees, and none of the Company’s executive officers served during 2011 on a board of directors of another entity which has employed any of the members of the Compensation Committee of the Board of Directors.

COMPENSATION DISCUSSION AND ANALYSIS

General Philosophy

The Company compensates its senior management through a mix of base salary, bonus and equity compensation designed to be competitive with comparable employers and to align management’s incentives with the long-term interests of the Company’s stockholders. The process by which the Company determines executive compensation consists of establishing targeted overall compensation for each senior manager and then allocating that compensation among base salary and incentive compensation. At the senior-most levels, the Company designs the incentive compensation to reward Company-wide performance through tying awards primarily to earnings growth. At lower levels, the Company designs the incentive compensation to reward the achievement of specific operational goals within areas under the control of the relevant employees, although Company-wide performance is also a factor.

Base Salaries

The Company seeks to provide its senior management with a level of assured cash compensation in the form of base salary that facilitates an appropriate lifestyle given their professional status and accomplishments. Members of the Compensation Committee of the Board of Directors have strong ties to the construction industry and are familiar with the compensation paid to senior construction industry executives in the New York City region. Using such knowledge, the Compensation Committee concluded that a base salary of $450,000 for 2011 was appropriate for the Company’s Chief Executive Officer. For 2011, the Company concluded that a base salary of $200,000 was appropriate for the Chief Operating Officer of KSW Mechanical.

Salaries of the Company’s Chief Financial Officer and General Counsel are based on their experience and ability to support and facilitate the achievement of company objectives. For 2011, their base salaries were $150,000 and $185,000 respectively.

Bonuses

The Company’s practice is to award cash bonuses based upon the achievement of long term performance objectives. For the Chief Executive Officer, his bonus for 2011, as provided by his written Employment Agreement, is an amount equal to 9.5% of the Company’s annual profits in excess of $100,000 before taxes and stock option expenses. The Company believes that linking his bonus to profits is in the best interests of stockholders, since the Company’s profitability is an important factor in determining its stock price. The bonus of the Company’s Chief Operating Officer is determined by its Chief Executive Officer and is based on how well the Chief Operating Officer monitors and controls the Company’s operations in the field, as well as in the office. Factors which are considered include labor productivity, identifying jobsite conditions which would benefit from increased management attention and problem solving, and the effectiveness of the Company’s purchasing, billing and cost monitoring systems.

Bonuses paid to the Company’s Chief Financial Officer and General Counsel are based on a review by the Chief Executive Officer of their success in achieving the specified goals of their department, as well as their effectiveness in supporting the operations of the Company.

Equity Compensation

Historically, the primary form of equity compensation that the Company awarded consisted of non-qualified stock options. The Company selected this form to provide management personnel with an incentive to help maximize Company profits, which is likely to favorably influence stock price and increase shareholder value. The 1995 Stock Option Plan expired in December 2005. Therefore, no equity compensation can be awarded pursuant to that plan. On May 4, 2008, the Company’s shareholders ratified the adoption of the 2007 Stock Option Plan of KSW, Inc. No equity compensation was awarded pursuant to that plan in 2011.

All Company employees, members of the Board of Directors and consultants of the Company are eligible to participate in the 2007 Stock Option Plan. The Compensation Committee, which administers the plan, has the sole discretion to determine when grants of options are to be made under the plan and the number of shares, if any, to be awarded to each eligible optionee.

The aggregate number of shares of Common Stock which may be issued under the plan with respect to options may not exceed 300,000 subject to adjustment for certain transactions affecting the Common Stock. Lapsed, forfeited or canceled options will not count against this limit and can be regranted under the plan. The shares issued under the plan may be issued from authorized but unissued shares. The foregoing summary of the plan is qualified by reference to the full text of the plan, which was attached as Appendix E to the proxy statement for the Company’s 2008 annual meeting of Stockholders.

Perquisites and Other Benefits

The Company annually reviews the perquisites that each member of senior management receives. The Company’s Chief Executive Officer is provided with a company car and driver at an annual cost of approximately $97,000 to facilitate his ability to attend multiple meetings during a work day at various construction sites and related offices throughout the New York City metropolitan area. When in the office, the driver provides clerical services. All members of senior management participate in the Company’s medical and 401(k) plans which are available to all employees.

Board Process

The Compensation Committee of the Company’s Board of Directors determines all compensation and equity awards to the Chief Executive Officer. The Chief Executive Officer determines all compensation and equity awards to other officers and senior management personnel.

The Company and KSW Mechanical employ all persons necessary for the operation of the Company’s business, and in the Company’s opinion, its compensation policies and practices for all persons necessary for the operation of its business do not create risks that are reasonably likely to have a material adverse effect on its business, financial position, results of operations or cash flows. The Company’s belief is based on the fact that its employee compensation is based on performance that does not reward risky behavior and is not tied to entering into transactions that pose undue risks to the Company.

Compensation Committee Report

The Compensation Committee Report submitted with our Proxy Statement filed with the SEC on April 9, 2012 has been omitted pursuant to Instruction 2 to Item 407(e)(5) of Regulation S-K promulgated under the Securities Act of 1933 as amended and the Exchange Act of 1934.

COMPENSATION OF DIRECTORS

The Company pays its non-employee directors an annual fee of $20,000, an attendance fee of $1,000 per Board of Directors meeting, except for the attendance at the meeting held in conjunction with the annual meeting of stockholders, and $500 per committee meeting if not held in conjunction with a Board of Directors meeting. The following is the Director Compensation Table for the year ended December 31, 2011:

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($) (1)	Total ($)
STANLEY KREITMAN	23,000	—	—	—	—	23,000
EDWARD T. LAGRASSA	23,000	—	—	—	—	23,000
JOHN A. CAVANAGH	23,000	—	—	—	—	23,000
WARREN O. KOGAN	23,000	—	—	—	—	23,000

1)	Amounts included above under the caption “all other compensation” represent the exercise of stock options by directors during the year. The value realized equals the difference between the option exercise price and the fair value of the Company’s common stock on the date of exercise, multiplied by the number of shares for which the option was exercised.

The following schedule details the options outstanding for each director as of December 31, 2011.

Name	# of Options Outstanding	# of Options Exercisable
STANLEY KREITMAN	—	—
EDWARD T. LAGRASSA	20,000	13,333
JOHN A. CAVANAGH	7,001	7,001
WARREN O. KOGAN	20,000	20,000

COMPENSATION OF EXECUTIVES

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($) - 1	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) - 2		Total ($)
FLOYD WARKOL Chairman of the Board, Chief Executive Officer, President and Secretary	2011	450,000				271,949		143,689	(3)	865,638
	2010	450,000	—			365,592	—	157,907	(4)	973,499
	2009	450,000	—	—	—	194,239		96,923	(5)	741,162
RICHARD W. LUCAS Chief Financial Officer	2011	150,000	30,000					4,125		184,125
	2010	150,000	20,000	—	—	—	—	4,125		174,125
	2009	150,000	40,000	—	—	—	—	4,125		194,125

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($) - 1	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) - 2	Total ($)
VINCENT TERRAFERMA Chief Operating Officer at KSW Mechanical	2011	200,000	100,000					5,500	305,500
	2010	200,000	80,000	—	—	—	—	5,500	285,500
	2009	200,000	50,000	—	—	—	—	5,125	255,125
JAMES F. OLIVIERO General Counsel	2011	185,000	40,000					5,000	230,000
	2010	185,000	25,000	—	—	—	—	5,000	215,000
	2009	185,000	50,000	—	—	—	—	5,000	240,000

(1)	Amounts consist of the bonus earned by Mr. Warkol pursuant to his employment agreement.
(2)	Unless otherwise indicated, the amounts in this column consist of 401K matching contributions made by the Company.
(3)	This amount consists of approximately (a) $13,685 relating to an insurance policy (b) $23,165 related to the personal portion of expenses for the use of a car and a driver, (c) $5,500 401(k) matching contribution made by the Company and (d) $101,339 of dividend distributions pursuant to the Company’s previously disclosed dividend on $.15 per share dividend.
(4)	This amount consists of approximately (a) $13,685 relating to an insurance policy (b) $23,872 related to the personal portion of expenses for the use of a car and a driver, (c) $5,500 401(k) matching contribution made by the Company and (d) $114,850 of dividend distributions pursuant to the Company’s previously disclosed dividends on $.10 and $.07 per share dividends.
(5)	This amount consists of approximately (a) $67,139 of dividend distribution pursuant to the Company’s previously disclosed $.10 per share dividend, (b) $0 relating to an insurance policy, (c) $24,284 related to the personal portion of expenses for the use of a car and driver and (d) a $5,500 401(k) matching contribution made by the Company.

EMPLOYMENT AGREEMENTS

On September 12, 2006, the Company, KSW Mechanical and Floyd Warkol, the Chairman and Chief Executive Officer of the Company, entered into an employment agreement (the “Employment Agreement”), effective as of January 1, 2006. On March 6, 2007, the Compensation Committee of the Board of Directors agreed to extend the Employment Agreement for two years, so as to expire on December 31, 2009, on the same terms and conditions.

On November 12, 2009, the Compensation Committee of the Board of Directors of the Company and Floyd Warkol agreed to extend Mr. Warkol’s Employment Agreement, dated as of January 1, 2006, for an additional two years. Effective January 1, 2012, the Compensation Committee and Floyd Warkol again agreed to extend the Employment Agreement until December 31, 2013. Mr. Warkol continued to be employed as Chief Executive Officer of the Company and KSW Mechanical until December 31, 2011, under the same terms and conditions as the Employment Agreement, except that Mr. Warkol’s bonus was computed on annual pre-tax profits which are in excess of $100,000, rather than in excess of $250,000. Effective January 1, 2012, Mr. Warkol’s Employment Agreement, as amended, was extended until December 31, 2013 under the same terms and conditions.

Under the Employment Agreement, Mr. Warkol is also entitled to medical insurance, disability insurance with payments up to 60% of his base compensation, a $1 million policy of life insurance payable as directed by

13

him (at a cost of approximately $13,685 per year) and a car with a driver (at a cost of approximately $97,000 per year, of which $23,165 relates to the personal portion of this expense).

The Employment Agreement may be terminated by the Company for “cause”, which includes Mr. Warkol’s willful and continued failure to perform his duties, fraud or embezzlement, conviction of a felony and the inability of Mr. Warkol to perform his duties. Mr. Warkol may terminate the Employment Agreement upon the sale of the Company or substantially all of its assets.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
FLOYD WARKOL 2011	—	—	—	—	—	—	—	—	—
RICHARD W. LUCAS 2011	7,000	—	—	1.58	8/8/2015	—	—	—	—
VINCENTTERRAFERMA 2011	—	—	—	—	—	—	—	—	—
JAMES F. OLIVIERO 2011	—	—	—	—	—	—	—	—	—

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of December 31, 2011 regarding shares of Common Stock to be issued upon exercise and the weighted-average exercise price of all outstanding options, warrants and rights granted under the Company’s equity compensation plans as well as the number of shares available for issuance under such plans. The 1995 Stock Option Plan expired in December 2005. On May 4, 2008, the Company’s shareholders ratified the adoption of the 2007 Stock Option Plan of KSW, Inc.

1995 Stock Option Plan

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	14,001	$1.58	0
Equity compensation plans not approved by security holders	—	—	—

Total	14,001		0

14

2007 Stock Option Plan

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	40,000	$4.78	260,000
Equity compensation plans not approved by security holders	—	—	—

Total	40,000		260,000

Options Exercised and Stock Vested During 2011

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
FLOYD WARKOL	—	—	—	—

RICHARD W. LUCAS	—	—	—	—

VINCENT TERRAFERMA	—	—	—	—

JAMES F. OLIVIERO	—	—	—	—

SECTION 16(A) BENEFICIAL OWNERSHIP

REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors, and persons who own more than 10% of a registered class of the Company’s equity securities to file reports of initial ownership and changes in ownership with the SEC. Executive officers and directors and greater than 10% beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on review of the copies of such forms furnished to the Company, or written representations from certain reporting persons that no Forms 5 were required, the Company believes that during the year ended December 31, 2011, its executive officers, directors and stockholders of more than 10% of the Company complied with all applicable Section 16(a) filings requirements.

15

RELATED PERSON TRANSACTIONS

Other than the agreements with the Company’s executive officers described in “Compensation Discussion and Analysis” above, there has not been since January 3, 2011, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $120,000, and in which any director, executive officer or principal stockholder and immediate members of such person’s family or affiliates of such person had or will have a direct or indirect material interest.

Exhibit (a)(5)(C)

September 12, 2012

Dear Stockholder:

On behalf of the Board of Directors of KSW, Inc. (the “Company”), I am pleased to inform you that on September 7, 2012, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Kool Acquisition LLC (the “Parent”) and Kool Acquisition Corporation (the “Purchaser”), both which are subsidiaries of The Related Companies, L.P. (the “Related Companies”), a privately owned real estate firm headquartered in New York City. Related Companies is also a party to the Merger Agreement in order to guaranty the obligations of the Parent and the Purchaser under the Merger Agreement.

Under the terms of the Merger Agreement and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated September 12, 2012 and related materials enclosed with this letter, including the minimum tender condition and that there has occurred no change in recommendation by the Company’s Board of Directors, the Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the “Common Stock”) at a purchase price of $5.00 per share (the “Offer Price”), net to the seller in cash, without interest, and less any applicable withholding taxes. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time on Wednesday, October 10, 2012.

Following the successful completion of the cash tender offer, the Purchaser will be merged with and into the Company (the “Merger”), with the Company being the surviving corporation and wholly owned by Parent, and all shares of Common Stock not purchased in the tender offer (other than shares held in the treasury of the Company or any of its subsidiaries, or by Parent or the Purchaser and those held by stockholders who are entitled to demand, and who properly demand, their statutory appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes.

The Company’s board of directors has unanimously adopted the Merger Agreement and approved the tender offer and the Merger and determined that the Merger Agreement and the transactions contemplated thereby (including the tender offer and the Merger) are fair to and in the best interests of the Company and its stockholders.

Accordingly, the Company’s Board of Directors recommends that the Company’s stockholders accept the tender offer and tender their shares in the tender offer and, if required by applicable law, vote their shares for the adoption of the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement.

In arriving at its recommendations, the Company’s Board of Directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, which also contains additional information relating to the tender offer and the Merger. Also accompanying this letter is the Purchaser’s Offer to Purchase dated September 12, 2012 and related materials (including a letter of transmittal for use in tendering your shares of Common Stock), which set forth the terms and conditions of the Purchaser’s tender offer and provide instructions as to how to tender your shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY AND IN THEIR ENTIRETY.

On behalf of the Board of Directors and management of the Company, we thank you for your support.

Sincerely,

Floyd Warkol

Chairman of the Board of Directors

and Chief Executive Officer